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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

      [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2002

                                       or

      [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from ______________ to ______________


                          Commission file number 1-7297
                     Birdsall, Inc. Retirement Savings Plan


A.      Full title of the plan and address of the plan, if different from that of the issuer named below:

                     Birdsall, Inc. Retirement Savings Plan

B.      Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                   Nicor Inc.
                                 1844 Ferry Road
                         Naperville, Illinois 60563-9600




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







Table of Contents


Financial Information

      Birdsall, Inc. Retirement Savings Plan
           Cover Page..................................................   1
           Report of Independent Certified Public Accountants..........   2
           Financial Statements........................................   3
           Notes to the Financial Statements...........................   5
           Schedule of Assets Held for Investment Purposes.............   9

Other Information
           Signature...................................................  11
           Exhibit Index...............................................  12

      BIRDSALL, INC. RETIREMENT SAVINGS PLAN

      Financial Statements as of and for the
      years ended December 31, 2002 and 2001

      Additional information required for Form 5500
      for the year ended December 31, 2002

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Birdsall, Inc. Retirement
   Savings Plan Committee:

We have audited the accompanying statement of net assets available for benefits of the Birdsall, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Deloitte & Touche LLP


June 18, 2003
Fort Lauderdale, Florida

                Birdsall, Inc. Retirement Savings Plan

             Statements of Assets Available for Benefits




                                                        December 31
                                                ---------------------------
                                                    2002            2001
                                                -------------  -------------
Assets:
   Participant-directed investments (Note 3)     $ 35,344,042   $ 36,214,251

   Receivables:
        Employer contributions                        400,104        268,447
        Participant contributions                      62,242         47,537
                                                -------------  -------------
                                                      462,346        315,984

        Total assets                               35,806,388     36,530,235
                                                -------------  -------------


Liabilities:
   Operating payables                                   6,925          7,026
                                                -------------  -------------
        Total liabilities                               6,925          7,026
                                                -------------  -------------
Net assets available for benefits                $ 35,799,463   $ 36,523,209
                                                =============  =============









The accompanying notes to the financial statements are an integral part of these financial statements.

                     Birdsall, Inc. Retirement Savings Plan

            Statements of Changes in Net Assets Available for Benefits

                                                    Year Ended December 31
                                                ----------------------------
                                                     2002            2001
                                                -------------  -------------
Additions:
   Additions to net assets attributed to:
   Investment income (loss)
    Dividends                                    $    113,583    $   105,114
    Interest                                          653,467        717,769
    Net depreciation in fair value
      of Nicor Inc. common stock                      (40,628)       (73,093)
    Net investment gain from common/
      collective trusts                               261,159        117,927
    Net investment loss from registered
      investment companies                         (3,518,176)    (2,214,062)
    Other                                                (849)         1,452
                                                -------------  -------------
      Net investment loss                          (2,531,444)    (1,344,893)
                                                -------------  -------------

   Contributions:
    Participant                                     2,212,235      2,010,483
    Employer                                        1,554,842      1,176,548
                                                -------------  -------------
                                                    3,767,077      3,187,031

   Other                                                   56         63,479
                                                -------------  -------------
      Total additions                               1,235,689      1,905,617
                                                -------------  -------------

Deductions:
   Deductions from net assets attributed to:
   Distributions to participants                    1,840,673      1,855,747
   Administrative expenses and other                  118,762        128,924
                                                -------------  -------------
      Total deductions                              1,959,435      1,984,671

      Net decrease                                   (723,746)       (79,054)

Net assets available for benefits at
  beginning of year                                36,523,209     36,602,263
                                                -------------  -------------

Net assets available for benefits at
  end of year                                    $ 35,799,463    $36,523,209
                                                =============   ============







The accompanying notes to the financial statements are an integral part of these financial statements.

              Birdsall, Inc. Retirement Savings Plan
                 Notes to the Financial Statements
          For the Years Ended December 31, 2002 and 2001


1.    DESCRIPTION OF THE PLAN

The following description of the Birdsall, Inc. Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan. Birdsall, Inc. (the "Company") established the Tropical Shipping Savings Investment Plan (the "Savings Investment Plan") on September 1, 1983 to provide its eligible employees with an opportunity to accumulate retirement savings. Effective January 1, 1990, the Birdsall, Inc. Profit Sharing Plan was merged into the Savings Investment Plan and re-designated as the Birdsall, Inc. Retirement Savings Plan (the "Plan"). The funds of the Plan are held for safekeeping and investment by the Birdsall, Inc. Retirement Savings Plan Trust (the "Trust"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Group, Inc. serves as trustee for the Trust and holds the investments of the Plan under the terms of a trust agreement.
The Vanguard Group, Inc. also acts as investment manager for certain investments of the Plan. Administrative expenses associated with the operation of the Plan are paid from Plan assets.

Contributions. The participants may elect to make, by payroll deduction, either tax-deferred or after-tax contributions, or any combination thereof that are partially matched by the Company. The Company also pays an annual discretionary profit sharing contribution allocated equally to eligible participants which was $376,152 and $322,119 for the years ended December 31, 2002 and 2001, respectively. In addition, the Plan accepts certain rollovers. Participants direct the investment of their contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Stock Fund, a Stated Return Fund, and 21 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, Company contributions and allocated plan earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

              Birdsall, Inc. Retirement Savings Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2002 and 2001


Participant loans. Participants may borrow from their accounts the lesser of $50,000 or 50% of their vested account balance. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is determined as the prime rate plus 1 percent and is fixed over the term of the loan.

Vesting and forfeitures. A participant's contributions and earnings thereon are immediately vested. The Company's contributions and earnings thereon are vested after the participant's completion of five years of service, the participant's death while employed by the Company or retirement. Effective January 1, 2002, a participant is vested in the Company's contributions and earnings thereon upon completion of three years of service. If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. At December 31, 2002 and 2001, the plan's assets included forfeited nonvested accounts totaling $14,423 and $103,685, respectively, to be used to reduce future employer contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

Suspensions and withdrawals. A participant may suspend contributions and will not cease to be a participant during the suspension period.

A participant may elect, under certain conditions, to withdraw participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of ages 59-1/2 or employment has been terminated.

Plan Termination. The Company expects to continue the Plan indefinitely, but retains the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

2.    ACCOUNTING POLICIES

Basis of accounting. The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires management to make estimates that affect the reported amounts. Actual results could differ from those estimates.

              Birdsall, Inc. Retirement Savings Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2002 and 2001


Investment valuation. The Plan states its investment in the Trust at the underlying value of the investments of the trust as follows:

Group annuity contracts are fully benefit responsive and are recorded at contract value. Contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The aggregate contract value of the group annuity contracts at December 31, 2002 and 2001 approximated market value. Estimated market value is based on a variety of factors, such as contract terms, interest rate, maturity date and credit worthiness of the issue. For the years ended December 31, 2002 and 2001, the average yield on the contracts, which equals the average crediting interest was 6.6%. There are no reserves against contract value for credit risk of the issuers of contracts or otherwise.

The fair value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

The fair value of the units of the common/collective trusts and registered investment companies are determined based on the underlying market value of the investments of the funds.

Market risk. The Plan has investments that generally are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

              Birdsall, Inc. Retirement Savings Plan
           Notes to the Financial Statements (concluded)
          For the Years Ended December 31, 2002 and 2001



3.    INVESTMENTS

Plan investments as of December 31 are as follows:


                                                      2002            2001
                                                 ------------------------------

Pacific Life Insurance Company group
  annuity contract                               $ 4,320,886**    $ 4,020,167**
Allstate Life Insurance Company group
  annuity contract                                 1,988,374**      1,989,031**
John Hancock Financial Services group
  annuity contract                                       -          1,024,670
Other group annuity contracts                      1,779,274        2,769,083
Vanguard 500 Index Fund*                           8,145,302**     11,341,805**
Vanguard Balanced Index Investment Fund*           4,082,470**      4,916,539**
Other registered investment companies              3,697,343        3,851,343
NICOR Inc. common stock*                           3,173,263**      2,098,073**
Vanguard Retirement Savings Trust*                 6,941,761**      3,188,177**
Loans to participants                              1,215,369        1,015,363
                                                  ----------------------------
Total                                             $35,344,042     $36,214,251
                                                  ============================


* Party-in-interest investment
** Indicates an investment that represents 5% or more of the Plan's net assets

4.    INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated January 23, 1997, that the Plan and related Trust as then designed was tax exempt under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter; however, the Plan's management believes that the Plan and related Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Pending distributions are recorded as a liability in the Plan's Form 5500; however, they are not recognized as liabilities for financial statement purposes. These distributions are reflected in the statements of changes in net assets available for benefits when actually paid.



                                       Birdsall, Inc. Retirement Savings Plan
                                     Form 5500 Schedule H, Part IV, Line 4(i) -
                                  Schedule of Assets Held for Investment Purposes
                                              December 31, 2002

Identity of Issue, Borrower
or Similar Party                             Description of Investment                        Current Value
---------------------------------------  ---------------------------------------------  -----------------------
Allstate Life Insurance Company          Group annuity contract:  maturing March 2003;
                                         6.22% fixed interest rate                             $ 1,988,374

Pacific Life Insurance Company           Group annuity contract:  maturing March 2005;
                                         7.57% fixed interest rate                               4,320,886

Travelers Insurance Company              Group annuity contract:  maturing March 2004;
                                         6.14% fixed interest rate                               1,779,274

(A) Nicor Inc.                           Common stock at $2.50 par value                         3,173,263

(A) Participant Notes Receivable         Participant loans earning interest
                                         from 5.75% - 10.50%                                     1,215,369

(A) AIM Aggressive Growth Fund           Registered investment company                               4,955

(A) American Century Int'l Growth        Registered investment company                             427,746

(A) American Century Equity Growth       Registered investment company                               6,432

(A) Davis New York Venture               Registered investment company                             139,500

(A) Fidelity Blue Chip Growth Fund       Registered investment company                              45,602

(A) Invesco Dynamics Fund                Registered investment company                              50,523

(A) Janus Fund                           Registered investment company                             131,179

(A) Liberty Acorn Int'l                  Registered investment company                              39,194

(A) Liberty Acorn USA Fund               Registered investment company                             179,696

(A) Managers Special Equity              Registered investment company                             855,585




                                 Birdsall, Inc. Retirement Savings Plan (Continued)
                                     Form 5500 Schedule H, Part IV, Line 4(i) -
                                  Schedule of Assets Held for Investment Purposes
                                              December 31, 2002



Identity of Issue, Borrower
or Similar Party                             Description of Investment                        Current Value
---------------------------------------  ---------------------------------------------  -----------------------
(A) Vanguard 500 Index Inv               Registered investment company                           8,145,302

(A) Vanguard Asset Allocation Fund       Registered investment company                              15,931

(A) Vanguard Balanced Index Fund         Registered investment company                           4,082,470

(A) Vanguard Devel Mkts Index            Registered investment company                               3,869

(A) Vanguard GNMA Investors Shares       Registered investment company                             292,288

(A) Vanguard Growth Equity Fund          Registered investment company                             129,427

(A) Vanguard Growth Index Inv            Registered investment company                              39,089

(A) Vanguard LT Treasury Inv             Registered investment company                              74,478

(A) Vanguard PRIMECAP Fund               Registered investment company                             154,363

(A) Vanguard Total Bond Market Ind       Registered investment company                             831,541

(A) Vanguard Prime Money Mkt Fnd         Registered investment company                             275,945

(A) Vanguard Retirement Savings Trust    Common collective trust                                 6,941,761
                                                                                              ------------
    Total                                                                                     $ 35,344,042
                                                                                              ============



(A) Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               Birdsall, Inc. Retirement Savings Plan



Date  June  27, 2003           By    /s/ ROBERT MARK CHAPMAN
     ---------------                 ------------------------
                                     Robert Mark Chapman
                                     Plan Administrator and
                                     Vice President Pricing and
                                     Organization Support, Birdsall, Inc.

Exhibit Index


Exhibit
Number                        Description of Document
-------    --------------------------------------------------------------------
23.01      Independent Auditors' Consent - Birdsall, Inc. Retirement
           Savings Plan

99.01 Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.